UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☒ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
20/20 GeneSystems, Inc.

Describe the Nature of the Amendment:
Updating to include Webinar Transcript

Legal status of issuer

> **Form**
> Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> September 28, 2000

Physical address of issuer
9430 Key West Ave., Rockville, MD 20850

Website of issuer
www.2020gene.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, D.C. 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of shares of Series A-2 Preferred Stock of the issuer that is equal to 2% (two percent) of the total number of shares of Series A-2 Preferred Stock sold by the issuer in in the offering.

Type of security offered
Shares of Series A-2 Preferred Stock

Target number of Securities to be offered
23,006

Price (or method for determining price)
$3.26

Target offering amount
$74,999.56

Oversubscriptions accepted:
☒   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☒   Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 14, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,346,314.00	$1,591,981.00
Cash & Cash Equivalents	$982,225.00	$1,097,894.00
Accounts Receivable	$44,217.00	$135,693.00
Short-term Debt	$0.00	$186,731.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$427,001.00	$908,102.00[1]
Cost of Goods Sold	$256,221.00	$344,807.00
Taxes Paid	$0.00	$0.00
Net Income	-$2,228,052.00	-$1,871,372.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

---

[1] Approximately half of this revenue was from a government (NIH) research contract that was completed in 2015.

December 14, 2017

FORM C

20/20 GeneSystems, Inc.



EXPLANATORY NOTE

20/20 GeneSystems, Inc. (the "Company") is filing this second Amendment to its Form C, which was filed with the Securities and Exchange Commission on October 13, 2017 and amended on October 30, 2017 (as amended, the "Form C").

This Amendment is filed to add the Webinar Transcript (Exhibit I), which is attached hereto.

Except for the foregoing, no other changes are made to the Form C or the exhibits thereto. The information in the Form C, as amended by this Amendment, continues to be as of October 13, 2017 and does not reflect events occurring after October 13, 2017.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/ Jonathan Cohen
(Signature)

Jonathan Cohen
(Name)

President and Chief Executive Officer
(Title)

December 14, 2017
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Marc Gordon
(Signature)

Marc Gordon, CPA
(Name)

Controller
(Title)

December 14, 2017
(Date)

/s/ John Compton
(Signature)

John Compton, Ph.D.
(Name)

Chairman of the Board
(Title)

December 14, 2017
(Date)

/s/ He Shen
_____
(Signature)

He Shen
_____
(Name)

Director
_____
(Title)

December 14, 2017
_____
(Date)

/s/ Michael Ross
_____
(Signature)

Michael Ross
_____
(Name)

Director
_____
(Title)

December 14, 2017
_____
(Date)

/s/ Richard Cohen
_____
(Signature)

Richard Cohen
_____
(Name)

Director
_____
(Title)

December 14, 2017
_____
(Date)

_____
(Signature)

Jayson Lee
_____
(Name)

Director
_____
(Title)

_____
(Date)

_____
(Signature)

Christopher Apfel
_____
(Name)

Director
_____
(Title)

_____
(Date)

EXHIBITS

EXHIBIT I   Webinar Transcript

EXHIBIT I
Webinar Transcript

Bill Clark: Hey, everybody. My name is Bill Clark. I'm the CEO of MicroVentures and I'm also the COO of First Democracy VC, which is our funding portal partnership with Indiegogo. Today we have from Jonathan Cohen from 20/20 Gene Systems who's going to go over his investment opportunity with us. So far they've raised $206,000 from 391 investors, and there are 28 days remaining to invest in opportunity. Before I introduce Jonathan to you, I wanted to just go over the structure of this, so he's going to talk first, and then after that we're going to do a Q&A with investors. At any point during the webinar you can ask a question. You can do that through the GoToWebinar control panel. There's a question section. That will come directly to me, and then once Jonathan has completed his presentation I'll jump back in and we can start to facilitate those questions, so send them any time you want and we'll get them in the queue. With that, Jonathan, I'll turn it over to you. Thanks for joining us today, and looking forward to having you present 20/20 Gene Systems.

Jonathan Cohen: Thank you, Bill, and thank you everyone for joining us this evening. I'm Jonathan Cohen, president and CEO of 20/20 Gene Systems. We're based in Rockville, Maryland just outside of our nation's capital of Washington D.C. I'd like to begin by thanking Bill Clark and the entire team from the Indiegogo's equity site, MicroVentures, and thank all of you for joining us this evening. Some of you, I suspect, may already be shareholders. Other are curious and considering the opportunity, and we certainly appreciate that.

20/20's mission is to reduce cancer mortality in the United States and around the world through early detection. We have a very unique approach. The approach is to build and commercialize machine learning algorithms based on data from individuals around the world that receive yearly blood tests for cancers using what are called biomarkers, and biomarkers in our case are proteins in the blood, also known as antigens. Many of you have heard of a PSA test. The A is PSA is antigen, prostate-specific antigen, so even though you see the name Gene in our name, currently we are not doing gene sequencing. We may add that in the future, but currently we are using proteins. We build algorithms from large numbers of patients tested year after year. This is important because as many of us know, many of us have friends or family members, perhaps people that are on the call may have been personally afflicted by lung cancer.

What a lot of people don't realize is that by and large most cancers are not lethal. Most cancers don't kill. Metastasis kills. If you can detect cancers early enough to be surgically removed, as you'll see, for those of who that have the video, that are seeing the presentation on video, as this table makes clear, and this is lung cancer, which has been a primary focus of our company for several years, survival rates are dramatically associated with stage at time of diagnosis. There are some studies that indicate that ... and the numbers you see here are somewhat conservative. Actually, there are studies of late where the five year survival rate for screen detected lung cancer, stage I, approached 90%. In contrast, as you'll see here, the survival rates for stage IV or even some stage III lung cancers are in the low single digits, so there's a dramatic change in mortality rate.

Now, I want to be clear and I indicated we're not doing genetic testing, but our tests are not genetic predisposition tests. For example, there's a breast cancer test that has been available for about 20 years that looks at inherited mutations that are associated with breast and ovarian cancer. Those are basically lifetime risks. What we are looking at is not propensity for cancer, but actual early evidence of cancer, so these tests are very practical.

The goal is to detect the cancer when it can be surgically removed before it spreads, and the patient can have a biopsy and then surgery and then survive. That is the goal here, so it's very practical. These are not tests that just are for people to worry about. They are to save lives, basically, and there is really no better way to reduce substantial numbers of cancer deaths today than early detection. We certainly have made progress on the treatment side, and the last advances with immunotherapy are quite exciting, but unfortunately they tend to benefit a minority of patients, a small number of patients, and very often they extend life by a matter of months. They don't cure late stage cancers.

Now, our first cancer product is called PAULA's Test. It is an acronym that stands for Protein Assays Utilizing Lung Antigens. It's also named after the wife of a physician shareholder who died of lung cancer, Dr. Ronald Shore. For those of you that saw the video that is on the MicroVentures's portal, Dr. Shore is featured on that video, and this is named after his wife. He's also a shareholder, and it should be noted that many of our initially 250 investors and when we closed in mid-September this crowdfunding, Regulation CF round, there will likely be around 1,000 total shareholders, are what we call double bottom line investors. They want to do well, they want to get a good financial return, but they want to also do good, do good and do well. They want to advance products that help, that save lives, perhaps their own life, or the life of a close friend or family member.

PAULA's Test is currently something that we do offer currently in our own lab in Rockville, Maryland, and basically this test is for people that have a smoking history. It's not intended for the general population like our next test will be, but it's really for people that have a heavy smoking history, to identify those that need to get a follow up with, in this case, a low-dose CAT scan or CT of the chest. It's a blood test. We look at proteins in the blood and we have an algorithm that includes smoking history, age, gender, and so forth, and that is a common paradigm of what we do. We marry, if you will, or merge information about the patient's individual history with the biomarker, with the biochemical signals in the blood, and create a risk score. The idea is to catch the tumor early, and have it biopsied and surgically removed before it spreads. We've caught many cancers so far, over 3,000 tests have been done so far, and we have definitely found some cancers with this approach.

Bill, would you like me to pause for questions now, or should I continue and we'll have questions at the end?

Bill Clark: We will do the questions at the end.

Jonathan Cohen: Okay. I just spoke about a lung cancer test called PAULA's Test, but for some time it has been a desire of us to introduce a multi-cancer test — some refer to it as a pan-cancer test, pan meaning many — so that you can simultaneously screen for many cancers from one tube of blood. Now, this approach is quite atypical in the United States and North America, but that is not the case in many other parts of the world, especially the far East, whereas in the United States we don't do a lot of screening. The exceptions are colon cancer, breast cancer, cervical cancer, and prostate, and those have been the four cancers that are widely screened today, and by and large those were the same cancers that were screening in the early 1980s, so cancer screening has really not advanced in the United States in the last 30, 35 years.

On the other hand, if we were all living in Korea or Taiwan or Japan or Mainland China, we would get not a 15 minute annual physical or annual checkup, but a four or five hour checkup at something called an health check center where they don't treat individuals, but they only do screenings. It's very, very common in that part of the world. Usually, employer pay or self-pay, and they screen a battery of tests and I believe ... see if I have in this deck, if I have an image of that. I don't think it's in this deck, but basically the individual can select anywhere from about a dozen or so biomarkers, the protein biomarkers that I referred to. They've been doing this now for 15, in some cases 20 years, and they screen for multiple cancers.

We partnered with a top-tier hospital in Taiwan that did an audit or an analysis of their results over a 12 year period, and Taiwan has one of the best national health registries in the world, so no matter where people are treated in that country, they have excellent electronic medical records. They went back and they said, "Okay, so in the last dozen or so years, 40,000 people have gotten our biomarker test." They do these tests ... again, very common in that part of the world. "How did we do?" They looked at those people that had ... ultimately they've checked the records of everyone that had had a test one year out, one year after their last test to find out how many of them have had cancers, and there were some 400 or so that had some kind of a cancer.

They went back and they looked to see what the results of the blood tests were. A substantial number, more than half, had at least one biomarker that was high, and this is a panel of six or seven biomarkers. Not bad. Not great. Obviously you want to do better than half, but as they say, a half of loaf is better than no loaf, and it was a great starting point. It shows the tests that they do work and they are useful. On the other hand, 20/20, which has had five years or so experience in algorithms with blood tests based on PAULA's Test, based on the lung cancer test, engaged this hospital group in Taiwan and partnered with them.

We think we could do better. We could take that number up using advanced algorithms and machine learning, so we worked very hard with them over the better part of a year, and what we have today is an algorithm that substantially improves that 50%. I'll show you those results in a moment, but the end product will a product that we hope to introduce. Cannot guarantee it, but our goal is in the second quarter of the new year to begin at least a soft launch of what we call OneTEST. One tube of blood, multiple cancers. Now, it will likely include the cancers that you see on the slide. There may be some variation to that, but as you'll note, with the exception of prostate cancer, which tends to be slow, these are often deadly cancers if caught late. Pancreatic among them, and certainly lung cancer, so these are cancers for which we don't currently do screening.

We do certainly for colon cancer and prostate, but with pancreatic cancer or liver cancer there is no widely utilized approach, certainly no blood-based approach for early detection. It's not a definitive diagnosis, and I want to be very clear about that. This is likelihood of cancer and the idea is basically, as I'll show you on the next slide, if you have a high risk, you were followed up with an appropriate imaging modality ... it might be an MRI. It might be an ultrasound. It could be a CT. This schematic is sort of a gist of what we do. We combined information on tumor biomarkers, including some of the ones that you see, and some of these may be familiar. We might have some people that work in the medical field on the call. CEA and CA 125 are sporadically used in the United States, usually for monitoring cancers, not for screening, but in parts of the world they are used for screening.

We integrate clinical parameters, age, gender, smoking history and the like, and then use one of a variety of machine learning algorithm, deep learning is perhaps the most sophisticated and modern of these approaches, to generate a predictive score with the idea of directing that individual and their doctor to do some form of imaging, so you don't diagnose cancer with blood. That just doesn't happen. You diagnose cancers through biopsies, but in order to biopsy the cancer, somebody has to see where to biopsy and you need some form of imaging, so the paradigm is blood, image, biopsy, surgery, cure. That's basically the way we think we can help reduce cancer mortality in the United States and around the world.

This is a summary slide. We have much more data, of course, that we from time to time release under a non-disclosure agreement, but this is a summary of three independent data sets that really came together in the last, oh, 15 months or so. One of them was from an American cohort, the one on the left, a partnership with the Cleveland Clinic, where we took compared ... and the blue is just biomarker testing without the algorithm, which we call 20/20 Hindsight. The red improvement is the sensitivity improvement, and what's not on this slide is specificity.

Not to get too technical, but tests are generally evaluated by two important criteria, sensitivity, which means do you find the cancer if it's there? And specificity is a positive, a true positive or a false positive. The two tend to have a seesaw effect where one can improve one at the expense of the other, but it's hard to improve one without negating the other, so we hold our specificity common at about 80%, and improving the sensitivity is in essence finding more cancers if it's there, so for those of you that are not familiar with this technical field, these are substantial improvements without changing the actual instrumentation or the kit that these hospitals and doctors use on a day-to-day basis. That is a very important thing from a commercial standpoint.

Understandably, medical doctors and healthcare practitioners tend to be conservative. They don't like to change the things they're doing because they want to rely on things that they're used to, so when you introduce a new gene or a new machine for testing, the barriers to adoption are much higher. We are not introducing new machinery. We are not introducing new biochemical tests. We are currently introducing analytics on the cloud so they can do the testing at least in the parts of the world where they do this testing, which by the way is not limited to the far East. It's most prominent in the far East, but there are elite hospitals, often private pay hospitals in India and in South America, in particular Brazil, part of the Middle East such as the UAE, and even in the former Soviet Union, including Russia, where people do get these tests.

One of the questions that comes up time and again is, since a lot of our data, most of our data comes from the far East, how applicable is that in the United States? Though we do not have a lot of data from Caucasians today, that is an important part of our development plan in 2018 to show, has been shown by others that we know in Europe, for example, that there does not appear to be much variability with this type of biomarker and populations. We haven't proven that yet with our algorithm, so that is an area still with a little bit of uncertainty, but we do not expect substantial variability, say, between an American and a Taiwanese population, but that does need to be proven. In any event, you see here substantial improvements in sensitivity just with the analytics.

Now, I'm going to transition from the science to the commercial at this point, and without delving into too much detail, we have both what's called a B2B, a business-to-business model, and also a B2C. Now, the B2B model is engaging medical practice groups. Many of them have their own labs, but they can also send their samples out. For example, you've heard of the big national chains LabCorp and Quest, and because we're all relying for now on a patient self-pay model, not billing Medicare for now, it does allow doctors to make justifiably some compensation to be compensated for their time. It's easier to do that.

We also have a direct B2C or direct-to-consumer, but I want to be clear we do not intend to do any pure direct-to-consumer like some of the commercial genomics companies. Many have heard of 23andMe, that product. That is a pure B2C model, pure direct-to-consumer where the consumer buys the kit, it's sent in the mail and they swab their cheek because they're looking at inherited DNA from mom and dad, not a blood drop. We, for a variety of reasons, do not expect to offer tests to individuals without some medical practitioner. It doesn't have to be an MD. It could be a PA or a nurse practitioner, but our plan is to have a doctor in the loop, either the patient's primary care provider, or we have a relationship with telemedicine provider that has licensed docs in all 50 states and they can order the prescription from that online telemarketer.

Our philosophy, our vision for OneTEST is that for cancer screening to be impactful, for it to save a lot of lives, it needs to be popular. In other words, a lot of people need to get tested, so our goal is to make this test as affordable and, frankly, convenient as possible, so we want people that order the test to be able to have a place to have their blood drawn within about five miles of where they live or work. That may be involving one of the national labs or at least there are many regional labs, several dozen regional labs, and we will seek in the new year to aggressively partner with those labs. We have a variety of discussions underway. Nothing definitive today, but we're making progress, so that we can make it easy as possible and affordable as possible for the average American.

In that regard, our marketing strategy, and in fact, our medical and scientific strategy is aligned with our financing strategy. As you all know, we are doing something called crowdfunding where we go out to the population at large. We are doing crowdfunding not merely because we want to raise capital, but we want to build market awareness and we want to engage people that can benefit from our tests, and unfortunately cancer does not discriminate based on income. It affects wealthy people and not so wealthy people, so we are interested in having shareholders of all socioeconomic levels because those are the people that are affected by this terrible disease.

Now want to talk about barriers to entry. Any sophisticated investor should always worry and be concerned about how do you prevent anybody from knocking off the product from me too, if you will? Now I should point out that I am by background a patent attorney. I have a master of science degree in biotechnology from Johns Hopkins and a law degree, and I practiced both in a law firm for about five and then at two publicly traded diagnostics companies, one of which was sold by successfully to Roche Diagnostics for $3.5 billion, so I'm very focused on patents and patents do play a role. We have patents, and we have one recently on a lung cancer algorithm, but patents are not the most important barrier for our tests.

The most important barrier is the data used to build the algorithms. There's nowhere to go on the internet or no easy place to go where one can simply capture or download this data. It literally takes years to get it, months and months if not years to build the relationships where you have not only biomarker data, but outcome data. What happened to that individual patient? Do they have cancer? Was it confirmed? Do they not have cancer? That is the key, so we have certainly a multiyear advantage over would-be competitors.

To the best of our knowledge, we are the first company certainly in North America that have built a model on introducing cancer tests based on algorithms, built with thousands of individual that were screened with these types of biomarkers. We're aware of no other companies so far, at least in North America that have built this business model, so we have an advantage and we need to move quickly to sustain that advantage.

Now in addition to crowdfunding, we have done some traditional financing. At the beginning of last year, one of our important investors, actually our largest outside investor is the venture capital arm of the largest health insurance company in China. Imagine a company combining Blue Cross Blue Shield and Bank of America. That's Ping An. They're a massive company. They're on the Fortune Global 100, and they are an important strategic partner there on our board. They have a seat on our board, and have made a lot of introductions to us in China, remain a key strategic partner for us in China.

The slide here is some competition. These happen to be publicly traded companies. They enjoy very, very generous market caps as you'll see here, averaging around some 120 million if you average the amount. Importantly, by and large none of the companies here have much revenue. Oncimmune, which is perhaps our closest competitor, they trade on the British aim. They have a little more revenue than we do, but the other companies, to the best of my knowledge, do not yet have revenue, so the public market seem to value companies independent, and these are all early cancer detection companies, so what we're providing here are really apples to apples comparison.

I'm not looking at a company like Exact Sciences. Some of you have heard of their Cologuard test for stool, for colon cancer. That company, I believe, is worth $7.5 million. They have $500 million in revenue, so we're not using them as a comparison, although it is a very successful early detection company, in that case it's colon cancer, but these are, I think, peers of ours. One of the advantages of equity crowdfunding, not the particular type of equity crowdfunding we're currently embarked on, but something called Regulation A or often known as Reg A+, is that one can, once you do Reg A+, trade on a national stock exchange. Can I guarantee that we're going to be publicly traded in six months or a year? No, of course I can't. A lot of factors we can't control, but I will say that is a goal of 20/20s, to pursue after this campaign a Reg A+.

This concludes the presentation. If times permits, I'll now entertain any questions. I'll turn it back over to Bill and his team from MicroVentures, and I do appreciate everyone's time and attention this evening.

Bill Clark: Great. Thank you, Jonathan. I really appreciate your detailed presentation there. We do have a few questions that have already come through, so thank you investors or potential investors for sending those over, so I'll get into those right now. Then if you do have another question, send them on away and we'll get through them. Let's see here. We've got a bunch of questions here, so let me just go through these. I'm just going to from the first one. The question is around the valuation. Can you just talk a little bit about the valuation of your company in this round and any justification? I know you talked a little bit about

	your competition, but do you want to dive into that a little bit about how you came with yours, your valuation?
Jonathan Cohen:	Sure, so our valuation currently is 23 million. I think it came to $3 and 25 cents a share. Don't quote me on that. It's all up on the site, but it's about 23 million. It's a pre-money valuation. That was built in part on the last valuation of our post-money round. Now, the last two investment groups I would characterize as professional investors. That's not in any way to suggest that the current investors, the crowd, are in no way ... they're also sophisticated and smart, but the two most recent rounds, the Series A and the Series A1, the Series A was largely part of a national, actually international angel investor network known as the Keiretsu Forum, one of the most active angel groups. We negotiated a term sheet with them, and that was followed by Ping An, the venture capital arm of Ping An. These are to some extent professional investor groups.
	The terms that you, the crowd, are getting are largely identical to the terms of the Series A and the Series A1, and that is you're getting preferred shares, something called participating preferred. That means that in the event of an acquisition or something like that you get paid off the top and then you participate in what's called pari-passu, not to get into too much technical jargon with everybody else. That is generally a good, almost a venture capital type term sheet, so I want people to understand that. I'm not a preferred shareholder. I'm a common shareholder, so there are advantages with that.
	The post-money valuation as of the first quarter of 2016 was 19.25 million, so that's the valuation that they invested in, plus what we raised which was about 4.5. I think 4.6 million, so that's basic arithmetics. We wound up at 19.5. Now, how do we go from 19.5 to 23? It's a slight increase of, I guess, what? About 3.5 million, and that was the board's valuation and it's subjective, to be fair, based on progress in that 12 or actually 15 month period based on data acquisitions, product advancements and that kind of thing, so we give it our best shot, but we always, as a reality check, look at the comps, look at what other companies, both private and public, are.
	Now there is what's called a liquidity premium, so the fact that you have these publicly traded companies averaging an valuation of 100, 120 million doesn't mean we can say we're worth 120 million because they're public and that's a whole different thing, but it is a reality check and we use that to kind of base it, and we talk to professional investors all the time. This valuation is mainstream. It is ballpark. It's not unusually low, but it's not unusually high either.
Bill Clark:	Great. Thank you very much.
Jonathan Cohen:	I think that answers the question.
Bill Clark:	Yep. No, that's perfect. The next question is, "Do you test people who smoke marijuana, or just cigarettes?"

Jonathan Cohen:	That's an interesting question. Currently, PAULA's Test is really built with data some smokers. We do not know, I don't know the impact of marijuana in lung cancer. Having been in the field, though, I suspect that even if marijuana is carcinogenic, and whether people ... obviously smoking is not the only way now one can consume marijuana. There are other ways people get it, but let's take smoking for example. The highest risk people that smoke, the guidelines in the United States for example for CT screen are people that have what's called a 30-pack year smoking history. We've lowered that to 20-pack years. That's basically a pack a day for 20 years or two packs a day for 10 years and so forth.

That's a lot of smoking, so even people that are recreational or medicinal marijuana users, I don't are smoking anything close to that amount. They would be obviously high all the time, so I don't think it will have quite the impact on lung cancer the way that the tobacco uses, but time will tell. Time will, and as we see more data on the association of lung cancer and marijuana, perhaps we and others will begin to modify our recommended inclusion criteria for these tests. |
| Bill Clark: | Great. Thank you for that. The next question is around how you make your money. I know that you talked a little bit about how you're going to target the people who will be utilizing the test, but can you talk a little bit about the cost of the tests and how that kind of breaks down for your bottom line? |
| Jonathan Cohen: | Sure. We've modified our business model. Currently PAULA's Test is run in our own in-house lab and there are shipping costs that are substantial. You know, FedEx charges and so forth, and this model is not as economical as it can be, so we've transitioned to this basically software as a service or SaaS model, so we are looking at tests that will definitely positioned at under $200, hopefully around $150, and that will be paid once a year. We may be able to, over time with scale, bring those numbers down, and there's plenty of margin, if you will, or profit in that for both the three entities that need to be compensated. The lab that runs the test, the medical practitioner that orders and counsels the patient, and us.

How we exactly break that down is a subject of negotiation, but the costs, because we are building these algorithms to run on kits and instruments by Roche Diagnostics and Abbott Diagnostics, the costs of running those tests are very low. Collectively, six or seven marker tests can be run for well under $15. That includes the materials, which are known as reagents, and labor. These instruments are basically walkaway automation, so they don't take a lot of labor, so that leads to around $150 tests, $15 of what's called cost of goods sold. Leaves 90% for gross margins that can be shared between us, the lab that runs the test and helps market it, and the doctor, so there's a lot of ways to slice that pie, but our expectation is to be paid either on a per click or some subscription-based, and there's an array of models.

We're new to the world. We come to the world from ... we're a biotech company at our roots. We are now entering this software as a service type of |

model, so we're learning, to be frank, we're learning as we go along, but there are a variety of compensation models or revenue models, including per click, as well as subscription-based. We're now beginning to negotiate with labs and we're working through that, but we are paid for the algorithm. Now, in the far East where the tests are already run, it is only the algorithm and there's a premium that's going to be charged. As you saw from the slide with that bar graph, we're adding a lot of accuracy, so our expectation is a 20 to 30% premium, so a test that would otherwise be $100, would now be $130 in Japan or in Taiwan, and that additional amount, we would get a substantial part of it.

The good news about this model is that our costs ... once the algorithms are developed, once the sale has been made, it's almost pure profit because you don't have labor and materials costs. It's all analytics, so some of the most successful and valuable companies in our economy are basically SaaS or software as a service companies. Airbnb and Uber and so on and so forth, that is in essence their model. It is a proven model for companies that have products that people really want.

Bill Clark:	Great. Thank you for that. All right. Keep the questions coming. This is great. We've got another 20 minutes to go through these. Lots of questions to get through still, but appreciate them all. The next question is, let's see here. So many to choose from. How does your test compare to competitors'? One competitor that they've mentioned in particular is a company called the GRAIL, G-R-A-I-L. I'm not sure if you've heard of them, but I did look them up and it looked like they were overseas.
Jonathan Cohen:	Right. We're very familiar with GRAIL, so GRAIL is an exciting company span out a bit more than a year ago from a very successful company called Illumina. Illumina is by far the number one sequencing company and in a field called next gen sequencing. What they're looking at are circulating tumor DNA. They're looking at DNA in the blood, not proteins. GRAIL is an exceptionally well financed company. They raised just under a billion. That's a billion with a B dollars this year, and they have some very smart investors, none other than Bill Gates and Jeff Bezos, founder of Amazon, founder of Microsoft and Amazon respectively, so that sounds rather intimidating, doesn't it? And their goal is to accomplish what we think we're going to accomplish imminently, that is to introduce a pan-cancer test, pan meaning many, which they and others call the holy grail of cancer, hence the name GRAIL.
	We believe we're going to beat GRAIL. Now, that sounds perhaps a tad arrogant, doesn't it? I mean, after all they've got Bill Gates, and we've got Bill Clark from MicroVentures. That was tongue-in-cheek. And we're doing crowdfunding and they have close to a billion dollars. The important thing is their technology, though exciting, and gene sequencing has come down dramatically in cost from where it was 20 years ago, but there's no evidence that I'm aware of yet that next gen sequencing is effective for early detection of cancer, or for that matter superior to the biomarkers that we are using, both in PAULA's Test and in OneTEST.

In fact, there's actually evidence to the contrary. About two months ago, a publication came out of a very, very distinguished group from Johns Hopkins University, headed by a Nobel laureate named Bert Vogelstein, very well-known in the field of DNA sequencing, and what they did is they looked at pancreatic cancer, one of the most deadly cancers. They were able, through a network of collaborators, to come across, I think it was some 200 stage I pancreatic cancer samples, blood samples from around the world. Those are not easy to find because you don't find stage I pancreatic cancers, typically. Those people, I suspect, were caught because of a coincidental finding. They may have had a CT from some other reason and they saw a nodule, and they biopsied and they got a stage I.

They got a couple of hundred samples from around the world, and they have a spin out company out in Baltimore that competes with GRAIL, and undoubtedly their focus was on showing that next gen sequencing is very good for early detection, but they couldn't quite show that, at least in pancreatic cancer. What they found instead is that the tumor antigen, in particular one antigen called CA 19-9, again the A is antigen, did substantially better than the gene test, which was something called KRAS. Now, in fairness, they showed in this paper, which is a peer-reviewed, — it's accessible and we could get you copies if people want to see the publication — it was widely reported that the combination of tumor antigens with the next gen sequencing was superior to either alone, but that said, the one marker, and this is without an algorithm, CA 19-9, which is part of OneTEST, picked up about a half of stage I pancreatic cancer, which I find rather remarkable.

If anyone knows anyone that had a pancreatic cancer, I call it the ISIS of cancer. It is a terrible disease. Out of the blue, people that are seemingly healthy, very often in their 50s or early 60s have an odd pain, abdominal pain or back pain, and boom, they're given three or four months to live. It's terrible. The fact that here we have this one marker test that could have been administered in the United States for decades, and it would catch half of early stage pancreatic cancer, I find rather depressing.

Now, 20/20 is going to change that. We're going to change that with OneTEST because OneTEST has CA 19-9, and it will be useful, we believe, for pancreatic cancer, but we're going to do better than, I think, better than that 50% because we are using algorithms that will look at clinical factors and over time we're going to be looking at not the single time point measurement, but change over time, something called biomarker velocity. I'm going on too long. If I had more time, I would get into the science of biomarker velocity. That is how ... and by the way, and I want to point out, the slide I showed you on our sensitivity and accuracy, as I often say, that is ... we believe. We always have to be cautious in the world of cancer. Not to be overly confident, but we believe that is a floor, not a ceiling.

What I mean is that over time with more data, what may be an 80% sensitivity, we hope and believe will be a 90% or maybe even 95. I don't think we'll ever get to 100. 95%, and the most important advancement, based on our team, our scientific team, some who are on the call evening, we'll probably come from looking at rate of change over time or biomarker velocity, so people that get PAULA's Test this year, they'll get good information, but it's looking at it year over year where you will see probably the most reliable indication of early cancer. It's change over time or velocity.

Again, we think we will compete with companies like GRAIL despite their funding because we acquire data, historical data that is already being looked at over the last 10 years. They've got to start from scratch because they're using a technology called next gen sequencing, and by definition it's brand new, so in a sense we're like 10 years ahead of them. Now, having said that, if the work out of Johns Hopkins is reproduced by others and if it turns out that antigens should be combined with next gen sequencing, I wouldn't be surprised if GRAIL and companies like them, and there's another one called Freenom, a venture back company out of the Bay Area, begin to look to acquire companies like 20/20 that have tests and algorithms around the tumor antigen.

One potential exit, so to speak, or liquidity opportunity for those that invest in companies like 20/20 are the public markets. We talked about that in Reg A+. Another one are acquisitions, so there could be acquisitions down the road, and companies like GRAIL that obviously are well financed may, in the next year or two, look to start acquiring companies, so we'll have to stay tuned on that front.

Bill Clark: Thanks for that. The next question is on PAULA's Test. Will it get replaced eventually by OneTEST or does it remain a separate test?

Jonathan Cohen: Excellent question. By the way, the questions this evening have been outstanding. That is one, by the way, that appeared on our portal and I believe we answered that question, so the ultimate answer is we don't know for sure, but for now the answer would be no. We think they will be separate because right now PAULA's Test is built with data that includes smoking history and certain things that are not yet in OneTEST. We also have a variation of PAULA's Test in China that is looking at people that have already had a CT scan and have an ambiguous finding.

In China, believe it or not, at these health check centers that I referred to, they do CAT scans on people that haven't even smoked. Frankly, I find that a bit extreme, but that's what they do and they get a lot of ambiguous findings. There's all sorts of shadows and all sorts of discolorations and so that appear on these scans that are not cancer, and they can't biopsy them all. Biopsying one can be dangerous. You can puncture the lung and cause infection, so you need tools. Where PAULA's Test may go is it may be useful not only for identifying people to get a CT scan, but also those who have the scan, help them to determine whether the nodule is benign or is malignant, so certainly for the next year or two we don't think that it will replace it. It is possible that this could eventually be baked into OneTEST, but that will not be the case right out of the gate.

Bill Clark:	Great. Thanks. Sorry, I was on the ... Okay. The next question, and we only have 10 minutes, so I'll have to go through a couple of these a little bit after. "What is the price point per user and why not sign up health insurance companies to pay for this? You're already doing it with larger employers anyways."
Jonathan Cohen:	Right. The first question. We'll be targeting a price of somewhere between 100 and $200. A lot of that is going to depend on what we negotiate with our marketing partners, the lab partners, and so forth, but I think 160-$170 for OneTEST. We'd like to get PAULA's Test down to maybe $120. Something like that is where we think we will be. With time and volume those numbers can drop. That's probably the price. We've done some informal market research, and most individuals seem to be willing to pay out of pocket somewhere around that amount. Once you go above 200, that's sort of the ouch point for a lot of people, so that's the pricing.
	Regarding health insurance, we in the United States have a very ... the medical establish is very, very conservative about screening tests, somewhat justified, but they're looking at the cost benefit of screening very differently than you and I as individuals. You and I, we're focused on ourselves. What Blue Cross Blue Shield looks at is if a test is run across the board, how many positives and what additional tests have to be done after that, and their equation is very different, so it frankly is a much higher bar. I do think we will approach the insurance companies, but we probably will need at least a year or two or data from tens of thousands of Americans to really show that these tests are really useful and practical in a medical setting, so I don't expect in 2018 or probably 2019 to be getting health insurance. Possibly late 2019, 2020 we could look at that, but for the time being it will likely be a self-pay.
	The Medicare and Medicaid is a whole different animal. There are a variety of regulations around that, and that's an even higher bar than the private insurance, but I think the pecking order, if you will, will be starting with individual self-pay, then self-insured corporations, Fortune 500 companies that have their own insurance, then the private and health insurance, and then finally the government insurance, the Medicaid and Medicare. That's kind of the pecking order, if you will, of how reimbursement we think will work in the United States.
Bill Clark:	Okay. Thanks. The next question, "What would prompt a medical professional to order PAULA's Test or OneTEST?"
Jonathan Cohen:	We have experience now with PAULA's Test, and at a time we were doing the insurance thing and as I mentioned, about 3500 tests came in over a two and a half year time period, give or take. One of the things we learned, and we're talking right now about primary care by and large, not oncologists, but these are mostly primary care and some pulmonologists, a lot of doctors believe strongly in screening. We have among our 250 current shareholders, I would say between 10 and 20% are medical doctors, so we have, I don't know, 30, 35 medical doctors as shareholders, so a lot of doctors believe in this. There are

two things. They, first of all, have to be persuaded that the data is solid and I think we'll be okay. Peer review publications are ideal in that regard. We have some, but they're not up to date, so we're playing catch up on our publications. You don't have to have publications, but you need to be able to explain the data.

And to be blunt, one of the things we learned is they need to make some money. Primary care physicians right now have been squeezed big time, and they no longer take Medicare and Medicaid, so we're asking them to take time. They have to draw the blood, they have to explain the test to the patient initially, and then they have to explain the results, so they need to make money and it can't be a massive amount of money. It has to be ethical, but they need to be compensated for their time, so if they see that the test appears to be solid and they can make a little bit of money, and if their patients ask for it. That's also very important.

One of the reasons why we're doing crowdfunding and why we would like to get 6-700 or so new shareholders on top of what we have, and I guess we're getting close to 400 already, in a month we'll have more, and these are people that we hope to become our ambassadors, that will go to their docs and say, "Hey, we think you should be offering this test." I think that's really the way we will scale in this country.

Bill Clark:	Okay. Thank you. The next question is around different cancer rates, so do you happen to know the different cancer rates treatment and survival rates between the US with primarily use as traditional treatment and Eastern Asian countries which have been using similar screening as yours?
Jonathan Cohen:	Well, okay, so I want to clarify the difference between prevention and treatment. They're very different. I characterize the United States and North America, and to some extent the West, we have a culture of treatment. In my view, in the far East they have a culture of prevention, so we tend to be very cutting-edge. Most of the advanced treatments, and in cancer the two that are most advanced are what are called targeted therapies, and more recently immunotherapies, including gene therapies, there are gene therapies that are immunotherapies. The most exciting and promising approach today are these immunotherapies approaches where you're leveraging the body's immune system to basically hunt and destroy cancer cells. Even with that, while there are occasional cures, and Jimmy Carter is a well-known example, had an advanced melanoma and basically was cured, they tend to be few and far between even with that, so on the treatment side we're way out front.
	I don't think that's the case on the screening side, and when I say prevention I don't mean preventing cancer per se, like putting on suntan lotion, but I'm saying prevention of deadly cancers, which is a type of prevention. There, I think the East is ahead of us because of these health check centers. Now in terms of the actual survival rates, I don't know that data. I don't have that data. I suspect that I don't think there's going to be a dramatic difference. Certainly people that

can afford state-of-the-art medicine will have an advantage in being treated, for example, at a comprehensive cancer center, at MD Anderson or Memorial Sloan Kettering, does confer advantages, but again, our goal is to keep people out of those places by preventing lethal cancers, by getting them to a surgeon who can remove the cancer before it spreads. That what where we're trying to play to prevent that kind of treatment because the outcomes usually are not very good.

Bill Clark: Okay. Thank you. The next question, "How are the funds from this round going to be used?"

Jonathan Cohen: Right. There's really two uses of these proceeds from this round, which will not be limited to the crowdfunding. We're also doing traditional private placement in parallel, and they will be used for accommodation of marketing and continued data acquisition. As I mentioned, the essence of machine learning is to get smarter and smarter as more and more data is fed in. We're getting data from two places, the real world. As we do the tests, we are asking all of the patients that get the test to sign what's called an informed consent form that allows us to use their data for future improvements. If they choose not to sign, which is their right, they will be asked to pay a premium. I should point that out. Most people will sign. I don't know that we've ever had somebody with PAULA's Test not sign that, so I don't expect any pushback on that.

In essence we're getting data from the real world as we generate revenue, but we are also going to be continuing to acquire data from those parts of the world where they do this test, especially from a non-Asian population. We are beginning to forge relationships in Europe and elsewhere to get data from those places, so I would say it's around 60/40. 60% or so are going to be sales and marketing, and maybe 40% continued data acquisition and algorithm development, and we constantly want to be improving these algorithms.

Bill Clark: Okay. Great. This will be the last question, and then after that any other questions I'll send to you and I'll make sure that we get the answers up on the site, and then I'll let all the people who asked them know that they're up there. How many tests have you executed approximately just to give an idea of what you've done to date?

Jonathan Cohen: Right, so OneTEST has not yet been introduced. We hope to be doing even some free tests just to sort of get ... we haven't right now worked that with the patient report form and so forth, but we're hoping possibly before the end year or maybe in January to be doing that, and even doing a soft launch perhaps in April, so that's not as good as PAULA's Test, as I've mentioned. We've done, I believe, about 3,500 or so tests over some two, two and a half year time period, so about 3,500. We have the serum in our freezers, which is somewhat useful. Unfortunately, when we were doing marketing only B2B, only marketing to doctors, we often lost the patients to follow up. We were not able to really know for sure how many of them after a year or so ended up having cancer or not having cancer, and that was unfortunate.

	Now that we're doing more of a direct-to-consumer and we're build relationships with the individual being tested, we hope to have much more ability to capture post-test medical information and feed that back in. It will take time, but the more testing we do, the smarter these algorithms will get, and the accuracy in 2019 should be better than the accuracy in 2018, and so on.
Bill Clark:	Great. Thank you for that. There are probably another 10 questions and there's more that keep coming. This is very interactive. I really appreciate all these questions. It's great to have a very engaging webinar, so we want to get all these answered. Since we can't do it, on the site or, sorry, since we can't do it on the webinar, we are going to answer those on the website, and so I will get these questions to Jonathan and then he'll answer them, and then we'll post them on the side so that all investors can see them. This also is being recorded, so anyone who's watching this, if you have any questions, the best way to send those is via the discussion board, which is on MicroVentures. You just click on the link and it's close to the bottom.
	We really appreciate everyone's time over the last hour. Thank you for joining. Again, we've already raised a little over $200,000, almost 400 investors. It's got almost a month left to invest. The sooner you invest, the more attraction it gets, the more people invest. You know, there's a lot of people on this call. We'd love to have you invest sooner rather than later. I know Jonathan would love that. I get to ask it because it's sometimes easier. With that, Jonathan, I'll turn it over to you. Any parting words before we let everyone get on with their evenings?
Jonathan Cohen:	Great. Well, thanks once again, Bill. I've enjoyed, the questions were excellent and very provoking and probative. Just to reiterate what you said, we would like ... some of you on the call, I suspect, have already invested. If you have, please share the links to the webcast and the MicroVentures portal with your friends, with people you know on Facebook, you email lists. We really appreciate you opening your so-called Rolodexes for us. If you have not yet invested, please consider what you learned this evening. Take a look at the site. There's a lot of information, videos, other documents on the site, and maybe over the weekend please make your investment. The earlier you do it, there's a little bit of a snowball effect, so raising more money in the earlier, mid-point of the campaign is good. A lot of people wait till the end. Once again, share it with your colleagues, your friends, your family members.
	We are a double bottom line opportunity, an opportunity to do well and to do good. The tests that we bring to market may someday save your life or the life of somebody that you care about. Hopefully, you will also get a good financial return. Once again, we appreciate your time this evening, and hope you will join, become a shareholder and stakeholder of 20/20 Gene Systems, and help us advance our mission of reducing cancer mortality in the United States and around the world through early detection.
Bill Clark:	Great. Well said. Thank you very much, and thank you everyone else. Bye.